Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. issues letter to elemental royalties

shareholderS AND enters into commitment letter with BANK OF

MONTREAL AND cibc

●	Elemental shareholders who have questions or need assistance tendering their shares can contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com.

Vancouver, British Columbia – March 30, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) today issued a letter to Elemental Royalties Corp. (“Elemental”) shareholders reinforcing that a combination with Gold Royalty is the best option available to them.

The letter, which can be found here (https://www.goldroyalty.com/Letter-to-Shareholders.pdf), emphasizes Gold Royalty’s belief that the combined company would be well-positioned to grow in a highly competitive royalty landscape, while Elemental on a standalone basis has limited growth prospects. In particular:

●	The results of Elemental’s “strategic review” have been underwhelming. Elemental’s only recent acquisition is a gold stream on the Ming Copper Mine, a relatively small scale and high-cost operation that has a history of failing to meet expected project milestones.

●	Elemental is raising capital at a lower price than Gold Royalty’s offer. Elemental recently announced a financing at C$1.51 per share – significantly below the unaffected C$1.78 value of Gold Royalty’s offer at announcement, which Elemental’s Board had characterized as undervalued at the time.

●	Elemental’s high-cost debt remains an issue. Elemental is spending US$2.5 million per year to service a US$25 million credit facility with an interest rate of approximately 10%. This hinders Elemental’s strategic flexibility and ability to return cash flow to shareholders.

The letter goes on to detail the benefits of combining with Gold Royalty, including:

●	Creation of a sector leading portfolio, with over 200 royalties across cash flowing, development, and exploration assets focused within Tier 1 jurisdictions.
●	An industry-leading revenue growth profile. According to current analyst consensus estimates, the revenue profile of the combined business would be approximately US$18 million in 2023 and could reach approximately US$40 million by 2027.
●	Significantly enhanced trading liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021. Elemental averaged approximately US$62,000 over the same period.

●	A sustainable dividend. Gold Royalty’s dividend is supported by its standalone asset base (with or without Elemental).

●	A strong balance sheet to pursue future growth. Gold Royalty boasts a strong balance sheet and a relatively low cost of capital, which provides the financial firepower to continue to grow through accretive transactions.

David Garofalo, Chairman and CEO of Gold Royalty, said: “Elemental’s failure to engage with us in meaningful negotiations has led us to bring our offer directly to shareholders. It is easy to see that the combination of our two companies is significantly more attractive than Elemental as a standalone company. Let’s continue our sector-leading growth trajectory as a stronger combined business.”

Commitment Letter to increase Credit Facility to up to US$40 million

Gold Royalty also announces that, in connection with its offer for Elemental, it has entered into a commitment letter with the Bank of Montreal and CIBC to upsize the Company’s existing secured revolving credit facility from US$10 million to US$25 million (the “Upsized Facility”). The Upsized Facility will be available to be used towards refinancing Elemental’s existing indebtedness and will continue to provide an accordion feature allowing for an additional US$15 million subject to the satisfaction of certain conditions.

The Upsized Facility has a maturity date of March 31, 2025. Amounts drawn on the Upsized Facility will bear interest at the same rate as the Company’s current credit facility, determined by reference to the US dollar Base Rate plus a margin of 3.00% per annum or term SOFR Rate plus a margin of 4.00% per annum, as applicable. The Upsized Facility is subject to definitive documentation and other customary conditions, including completion of the Elemental acquisition and receipt of a customary payout letter from Elemental’s existing lender.

“This Upsized Facility will allow us to replace Elemental’s existing high-interest debt with significantly lower cost indebtedness from two major Canadian banks. This access to capital displays one of the many benefits of our offer for Elemental shareholders,” said Mr. Garofalo. “With Gold Royalty’s relatively low cost of capital, our combined company will enjoy the benefits of a balance sheet that is flexible enough to pursue accretive transactions and return capital to shareholders.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Additional Information

The Offer and Circular of Gold Royalty dated January 11, 2022 and related offer documents (the “Offer Documents”) have been mailed to Elemental shareholders in connection with its offer to acquire all of the outstanding common shares of Elemental described therein (the “Offer”). The Offer Documents have been filed with the Canadian and United States securities regulators and are available on Gold Royalty’s website at https://www.goldroyalty.com/elemental-offer/, under Elemental’s SEDAR profile at www.sedar.com, and in the United States under Gold Royalty’s profile on EDGAR at www.sec.gov.

Gold Royalty encourages securityholders of Elemental to read the full details of the Offer set forth in the Offer Documents which contains the full terms and conditions of the Offer and other important information, including detailed instructions on how Elemental shareholders can tender their Elemental Shares to the Offer. For assistance in depositing Elemental Shares to the Offer, Elemental shareholders should contact the Information Agent, Laurel Hill Advisory Group, who can be contacted at 1-877-452-7184 toll-free in North America or at 1-416-304-0211 outside of North America or by e-mail at assistance@laurelhill.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Offer Documents.

Notice to U.S. Shareholders

Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire the securities of Elemental, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

Cautionary Statement on Forward-Looking Information

Certain of the information contained herein constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, the satisfaction of the conditions of the Offer; the anticipated timing, benefits and effects of the completion of the Offer and expectations regarding the combined portfolios of the companies, future revenue and cash-flow generation, potential dividend growth and expectations regarding the projects underlying royalties, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in the Offer Documents, Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Building a Portfolio of High-Quality Precious Metals Royalty Assets

With its recent underwhelming transaction and financing, Elemental has sent a clear signal to its shareholders:

There is no White Knight Waiting in the Wings

By combining with Gold Royalty, Elemental shareholders will be part of a cash flowing, high-growth company with a portfolio of over 200 royalties.

For Elemental shareholders who have questions or require assistance with tendering your Elemental Shares, please contact:

Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)
E-mail: assistance@laurelhill.com

Elemental has sent a clear signal to its shareholders:

ALONE, ELEMENTAL HAS LIMITED UPSIDE

Underwhelming Results from Strategic Review

After more than four months of "strategic review," Elemental announced the acquisition of a gold stream on the Ming Copper Mine in Newfoundland & Labrador. The Ming Copper Mine is a relatively small scale and high-cost operation that has a history of failing to meet expected project milestones. **It should concern Elemental shareholders that this is the only acquisition to come out of Elemental's "strategic review" to date.**

Financing at a price LOWER than Gold Royalty's Offer

In connection with the acquisition of the Ming Gold Stream, Elemental announced a financing for a non-brokered private placement of up to 9,275,000 common shares of Elemental at a price of C$1.51 per Share - **significantly below the value of our Offer at announcement**. Elemental's Board characterized our Offer as undervaluing their current portfolio. If that is true, why would they issue equity at a significant discount to that valuation, diluting existing shareholders, to finance a marginal stream acquisition?

High Cost of Capital Hinders Strategic Flexibility

The equity financing does not address the high cost of Elemental's debt. Elemental is spending US$2.5 million per year to service a US$25 million credit facility with an interest rate of approximately 10%. This onerous debt hinders Elemental's strategic flexibility and its ability to return cash flow to shareholders. Combining with Gold Royalty provides future growth and better access to capital.

There is No White Knight Waiting in the Wings

COMBINING WITH GOLD ROYALTY WILL CREATE A PREEMINENT INTERMEDIATE PRECIOUS METALS ROYALTY COMPANY.

Creation of a Sector-Leading Portfolio

Our recent royalty acquisition on the Côté Gold Project and expanded royalties on Monarch Mining Corporation's Québec projects (Beaufor, Croinor Gold, McKenzie Break, and Swanson) have expanded our portfolio to now include 28 producing and developing royalties concentrated in Tier 1 jurisdictions. The combination of Gold Royalty and Elemental will deliver a balanced portfolio of 203 royalties across cash flowing, development and exploration assets, focused within Tier 1 jurisdictions including Québec, Ontario, Nevada and Australia.

Industry-Leading Revenue Growth Profile

Gold Royalty boasts significant near-term growth potential, with a sector leading revenue CAGR in excess of 55% between 2022 – 2024, based on current analyst consensus estimates. Longer-term, analysts forecast that Gold Royalty will have US$50-60 million in annual royalty revenue at current gold prices.

Significantly Enhanced Trading Liquidity

Gold Royalty is one of the most liquid stocks in the streaming and royalty sector. Gold Royalty has averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, the last trading day prior to announcement of the Offer, compared to approximately US$62,000 for Elemental over the same period.

Sustainable Dividend Supported by Current Assets

Our quarterly dividend is supported by the immediate and growing revenue generation from our current standalone asset base (with or without Elemental).

Strong Balance Sheet to Pursue Future Growth

Gold Royalty is positioned with approximately US$44 million[1] in total liquidity to complete the Offer. In addition, our relatively low cost of capital provides us with the financial firepower to continue to grow through accretive transactions.

[1] Based on closing cash and marketable securities at close of Q1 (December 31, 2021), plus cash available in revolving credit facility, less acquisition costs for Côté and Monarch royalties.

Combining with Gold Royalty is the best option for Elemental Shareholders.

TENDER YOUR SHARES TODAY!

Dear Elemental Royalties Shareholders,

We are writing to you today regarding Gold Royalty Corp.'s ("**Gold Royalty**" or the **"Company"**) offer (the "**Offer**") to acquire all of the outstanding common shares (the "**Elemental Shares**"), together with the associated rights issued under the Elemental shareholder rights plan, of Elemental Royalties Corp. ("**Elemental**"). We firmly believe that the Offer represents a compelling opportunity that is in the best interests of both Elemental and Gold Royalty shareholders.

Gold Royalty's growth trajectory is truly unprecedented in the sector. Since our oversubscribed US$90 million initial public offering in March 2021, we have successfully:

- ✓ acquired three royalty companies – Ely Gold Royalties, Abitibi Royalties and Golden Valley;
- ✓ acquired a near-term cash flowing royalty on the Côté Gold Project and acquired and expanded existing royalties on Monarch Mining Corporation's projects in Québec;
- ✓ declared an inaugural dividend;
- ✓ secured a flexibility-enhancing credit facility from Bank of Montreal and received a commitment for an expanded facility from Bank of Montreal and CIBC to be used towards refinancing Elemental's existing high-cost indebtedness; and
- ✓ achieved peer-leading trading liquidity on the NYSE.

We are excited to welcome Elemental shareholders into the Gold Royalty family to join us on this journey.

ALONE, ELEMENTAL HAS LIMITED UPSIDE

Elemental's Strategic Review Has Proved Underwhelming

Elemental's board of directors has not engaged with Gold Royalty to discuss the merits of our Offer. This is unusual, given that Elemental has been running a "strategic review" for more than four months which has not resulted in any material developments that would present Elemental shareholders with a more attractive alternative to Gold Royalty's offer.

To date, the only development to come from Elemental's strategic review is its recently announced acquisition of a gold stream on the Ming Copper Mine in Newfoundland & Labrador (the "**Ming Gold Stream**"), along with a concurrent equity financing (the "**Equity Financing**").

The Ming Copper Mine is a relatively small scale and high-cost operation that historically has not been able to achieve its published mine plan due to various operational issues. It should concern Elemental shareholders that this is the only acquisition to come out of Elemental's "strategic review" to date. During the same time period, we acquired a royalty on the Côté Gold Project and expanded our royalties on Monarch's gold projects. We believe both of these assets are superior to the Ming Copper Mine.

It is apparent to everyone but Elemental's management and board of directors that there is no white knight waiting in the wings!

Gold Royalty's offer is without a doubt the best option for Elemental shareholders.

Combining with Gold Royalty is the best option for Elemental Shareholders.

TENDER YOUR SHARES TODAY!

Elemental's Equity Financing Priced Below Gold Royalty's Offer

Elemental's recent Equity Financing was priced at C$1.51 per Elemental Share, which is significantly below the value of our Offer of C$1.78 per Elemental Share at announcement. This raises the obvious question**:**

How can our Offer be "undervalued" if Elemental is raising capital at a significantly lower price?

In Elemental's Directors' Circular issued in response to our Offer, they state that Gold Royalty's offer of C$1.78 at the time, "**values Elemental significantly below equity analysts' target prices of Elemental's common shares and fails to reflect compelling near-term revenue growth already embedded in our portfolio.**" If so, why did Elemental's board of directors agree to an equity financing at a lower price, which results in dilution for existing shareholders?

Elemental's High-Cost Debt is Concerning

The Equity Financing does not address the high ongoing cost of servicing Elemental's debt. While Elemental has strong cash flows, it is spending US$2.5 million per year to service a US$25 million credit facility with an interest rate of approximately 10%. This high-cost debt hinders Elemental's strategic flexibility and its ability to return cash flow to shareholders.

Combining with Gold Royalty solves this problem. Upon successful conclusion of the Offer, Gold Royalty is expected to reduce and re-finance Elemental's debt facility.

Elemental Has Limited Material Growth Prospects

Based on the estimates of Elemental's own research analysts, Elemental's revenues are expected to grow by a compound annual growth rate ("CAGR") of approximately 12% between 2022 – 2024. This growth rate trails both Gold Royalty's revenue CAGR in excess of 55% (based on current analyst consensus estimates) as well as the peer average of ~15%.

Combining with Gold Royalty will enhance Elemental's limited growth prospects.

REASONS TO TENDER YOUR ELEMENTAL SHARES TO GOLD ROYALTY'S OFFER

Creation of a Sector-Leading Portfolio

The combined company will have a balanced portfolio of 203 royalties across cash flowing, development and exploration assets, focused within Tier 1 jurisdictions including Québec, Ontario, Nevada and Australia.

Gold Royalty's recent royalty acquisition on the Côté Gold Project, which covers the near surface and high-grade portion of the Côté open pit, is expected to produce approximately 500,000 oz per year over the first five years of the mine life commencing in 2023 and expands our portfolio to include 28 producing and developing royalties concentrated in Tier 1 jurisdictions. Together with our royalty on a portion of Canadian Malartic's Odyssey Project, we now hold interests in what are expected to be

Combining with Gold Royalty is the best option for Elemental Shareholders.
TENDER YOUR SHARES TODAY!

two of Canada's largest and longest-life gold mines as part of a portfolio that is positioned to generate reliable, long-term revenue.

In contrast, Elemental's second-most material royalty is in Burkina Faso, where a military coup recently occurred. This royalty accounts for over 20% of Elemental's NAV based on analyst consensus estimates and exposes shareholders to material geopolitical risk. As part of Gold Royalty's pro forma portfolio, this risk would be significantly reduced.

Industry-Leading Revenue Growth Profile

Gold Royalty possesses sector-leading growth driven by its legacy royalty portfolio and assets acquired in 2021 and 2022 YTD. Gold Royalty has exposure to some of the highest quality assets in the world in Canadian Malartic, REN (Goldstrike extension), the Côté Gold Project, and the Fenelon Gold Property. According to current analyst consensus estimates (updated following our recent royalty acquisition on the Côté Gold Project), the combined revenue profile of Gold Royalty with Elemental would be approximately US$18 million in 2023 and would continue to ramp higher to approximately US$40 million by 2027.

$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Revenue (US$ mm)
2022
2023
2024
2025
2026
2027
Gold Royalty
Elemental
Pro-Forma Gold Royalty

*Source: Analyst consensus estimates post Gold Royalty's acquisition of the royalty on the Côté Gold Project, and Elemental's acquisition of the Ming Gold Stream.

Sustainable Dividend Supported by Current Assets

Despite its relative youth among peers, Gold Royalty announced the initiation of a quarterly dividend program on January 18, 2022. Our quarterly dividend is supported by the immediate, and growing, revenue generation from our current standalone asset base (with or without Elemental) and a strong and flexible balance sheet.

With the expected growth in revenue over the next several years driven by projects in active development and construction, the Gold Royalty board intends to periodically reassess the level of dividend payments with the goal of returning additional cash flow to shareholders in the future with or without the addition of the Elemental portfolio.

Combining with Gold Royalty is the best option for Elemental Shareholders.
TENDER YOUR SHARES TODAY!

Immediately Accretive to Elemental Shareholders

Based on our Offer, Elemental shareholders are expected to own approximately 14% of the combined company, despite only contributing approximately 11% of Net Asset Value ("NAV") based on analyst consensus estimates.

Enhanced Trading Liquidity

Gold Royalty enjoys peer-leading share trading liquidity on the NYSE. Gold Royalty has averaged approximately US$3.2 million of daily trading liquidity over six months ended December 17, 2021, the last trading day prior to announcement of the Offer, compared to approximately US$62,000 for Elemental over the same period. Depending on prevailing market conditions, the acquisition of Elemental may further improve Gold Royalty's weighting within Van Eck's Junior Gold Miners ETF (GDXJ). Elemental shareholders are expected to benefit from significantly improved trading liquidity and GDXJ inclusion of the combined company.

Average Daily Traded Value 6 months ended Dec 17, 2021	
	(US$ mm)
Elemental	$0.06
Gold Royalty	$3.2

Average Daily Volume 6 months ended Dec 17, 2021	
	(000's shares)
Elemental	58
Gold Royalty	639

639
58
Elemental
Gold Royalty
$3.2
$0.06
Elemental
Gold Royalty

Strong Balance Sheet and Financial Strength to Pursue Further Growth

Gold Royalty recently entered into a commitment letter with the Bank of Montreal and CIBC for the upsize of its existing secured revolving credit facility from up to US$25 million to up to US$40 million (the "Upsized Facility") on completion of the Offer in order to refinance Elemental's existing higher cost indebtedness. The Upsized Facility compares favourably against Elemental's significantly higher cost debt.

Gold Royalty has a strong balance sheet, positioned with approximately US$44 million[2] in total liquidity to complete the Offer and further its growth strategy. As part of Gold Royalty, Elemental shareholders are expected to experience the benefits of a balance sheet that is flexible enough to pursue accretive transactions and return capital to shareholders.

---

[2] Based on closing cash and marketable securities at close of Q1 (December 31, 2021), plus cash available in revolving credit facility, less acquisition costs for Côté and Monarch royalties.

Combining with Gold Royalty is the best option for Elemental Shareholders.

TENDER YOUR SHARES TODAY!

TENDER YOUR ELEMENTAL SHARES TODAY

It is easy to see that the combination of Gold Royalty and Elemental is significantly more attractive than Elemental's stand-alone portfolio.

Elemental's failure to engage with Gold Royalty in meaningful negotiations has led us to bring the Offer directly to you: its shareholders.

Now is the time for Elemental Shareholders to tender their shares to Gold Royalty.

Elemental shareholders have until 5:00 p.m. (Eastern time) on April 27, 2022 to tender their shares. For assistance with tendering your Elemental Shares, please contact:

Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)
E-mail: assistance@laurelhill.com

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire Elemental securities and to issue securities of Gold Royalty will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery (the "Offer Documents"). The Offer Documents have been mailed to Elemental shareholders and have been filed with the Canadian and United States securities regulators and are available on Gold Royalty's website for the Offer at https://www.goldroyalty.com/elemental-offer/, under Elemental's SEDAR profile at www.sedar.com, and in the United States under Gold Royalty's profile on EDGAR at www.sec.gov. The Offer is not made or directed to, nor will deposits of Elemental Shares be accepted from or on behalf of, holders of Elemental Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Notice to U.S. Elemental Shareholders

The offer and sale of the Gold Royalty shares in the Offer is subject to a registration statement on Form F-4 (the "Registration Statement") of Gold Royalty covering such offer and sale that has been filed with the United States Securities and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended. Such Registration Statement includes various documents related to such offer and sale, including a prospectus relating to the Offer. **INVESTORS AND SHAREHOLDERS OF ELEMENTAL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.** You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Gold Royalty or such transaction involving the issuance of the Gold Royalty Shares at the SEC's website (www.sec.gov) under Gold Royalty's issuer profile, or on request without charge from Gold Royalty, at 1830-1030 West Georgia Street, Vancouver, B.C. V6E 2Y3 or by telephone at 1 (833) 396-3066. Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards, and they may not be directly comparable to financial statements of United States companies. Shareholders of Elemental should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental Shares are urged to consult their tax advisors. An Elemental shareholder's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty's officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty's assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States. Elemental shareholders should be aware that, during the period of the Offer, Gold Royalty or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement on Forward-Looking Information

Combining with Gold Royalty is the best option for Elemental Shareholders.

TENDER YOUR SHARES TODAY!